EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

Year Ended December 31	2006	2005	2004	2003	2002

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income Before Cumulative Effect of
Change in Accounting Principle (1)	$1,299,885	$1,259,576	$624,855	$437,276	$87,173
Less: Capitalized Interest Expense	(19,900)	(14,596)	(9,631)	(8,541)	(8,987)
Add: Fixed Charges	80,050	90,933	83,264	78,138	77,149
Income Tax Provision	612,756	705,561	301,157	216,600	32,499
EARNINGS AVAILABLE	$1,972,791	$2,041,474	$999,645	$723,473	$187,834

FIXED CHARGES:
Interest Expense	$43,158	$62,506	$63,128	$58,711	$59,654
Capitalized Interest	19,900	14,596	9,631	8,541	8,987
Capitalized Expenses Related to Indebtedness	1,655	2,381	1,994	3,477	1,652
Rental Expense Representative of Interest Factor	15,337	11,450	8,511	7,409	6,856
TOTAL FIXED CHARGES	80,050	90,933	83,264	78,138	77,149
Preferred Stock Dividends on a Pre-tax Basis	16,179	11,595	16,142	16,497	15,145
COMBINED TOTAL FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS	$96,229	$102,528	$99,406	$94,635	$92,294

RATIO OF EARNINGS TO
FIXED CHARGES	24.64	22.45	12.01	9.26	2.43

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	20.50	19.91	10.06	7.64	2.04

(1)  EOG adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003.
       Pro forma net income for 2002 is not presented since the pro forma application of SFAS No. 143 to the prior periods would not result in pro forma net income materially different from the actual amount reported.